SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of August 2010

List of Exhibits:

1.	News Release entitled “New Holland Zero Emission Tractor of the Future Makes North American Debut”

2.	News Release entitled “Case IH Benson Plant Hosts Visit of Chairman Collin Peterson”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

August 26, 2010

FOR IMMEDIATE RELEASE

New Holland Zero Emission Tractor of the Future Makes North American Debut

For more information, contact:

Drew Kohler, Communications and Brand Strategy Manager

contact@newhollandmediakit.com

610.621.2253

www.newhollandmediakit.com

NEW HOLLAND, PA (August 24, 2010) – An increasing demand for reduced emissions and energy independence has fueled the need for new technology and the use of alternative fuels on the farm. One of the most promising developments, the New Holland NH2™ hydrogen-powered tractor, will make its North American debut on August 31 at the 2010 Farm Progress Show in Boone, Iowa. More than just an idea, the NH2™ tractor is a 106 hp working prototype able to perform all the tasks of a tractor while operating virtually silent and emitting zero pollutants. The tractor will be on display at the New Holland exhibit (# 1048) throughout the three-day show.

New Holland’s experimental hydrogen-powered tractor is a key element in a project that hopes to free farmers from the cost of purchased fossil-fuel and allow them to achieve fuel autonomy while meeting increasingly stringent emissions standards. The concept is a natural fit with New Holland’s Clean Energy Leader position, which saw the company lead the agriculture industry with its support for 100% biodiesel that didn’t involve complicated servicing programs or reduced machine performance.

Farmers are in a unique position to benefit from hydrogen technology. Unlike many people, they have the space to install alternative electricity generation systems, such as solar, wind, biomass or waste, and then store that power as hydrogen. Apart from the environmental benefits, such a system would allow customers to become energy independent and improve their financial stability.

Based on the popular New Holland T6000 Series tractor, the experimental NH2™ tractor replaces the traditional combustion engine with hydrogen fuel cells to generate electricity. Compressed hydrogen drawn from a tank on the tractor reacts in the fuel cell with oxygen, drawn from the air, to produce water and electrons. The electrons are harnessed in the form of an electric current, which drives electric motors to power the tractor’s drivetrain and auxiliary systems.

The NH2’s fuel cell generates 106 hp and emits only heat, vapor and water. The tractor has zero emissions because it does not produce polluting nitrogen oxides, soot particles or carbon dioxide. And because the NH2 is virtually silent, there’s also no noise pollution.

Fuel cells have a long working life and avoid the environmental issues of disposing of batteries, which lose their accumulation capacity during their life. Energy-dense compressed hydrogen can be stored conveniently in a tank, allowing the energy to be stored for an extremely long period and the vehicle to be refuelled quickly.

About New Holland Agriculture

New Holland Agriculture is a division of CNH Global N.V. (NYSE:CNH), a majority-owned subsidiary of Fiat S.p.A. New Holland sells and services an innovative line of agricultural equipment, including a full line of tractors, hay and forage equipment, harvesting, crop production and material handling equipment. Sales, parts and service are provided by more than 1,000 New Holland dealers throughout North America.

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2

Agricultural and Construction Equipment

FOR IMMEDIATE RELEASE

For more information contact:

External Communications (630) 887-3823

Case IH Benson Plant Hosts Visit of Chairman Collin Peterson

Benson, MN — (August 25, 2010) — Today, Case New Holland (CNH) hosted Congressman Collin Peterson, Chairman of the United States House of Representatives Committee on Agriculture, at its Case IH Benson, MN manufacturing plant, which produces crop control application equipment (sprayers, floaters and applicators) and cotton pickers. In addition to participating in a plant tour, Chairman Peterson had the opportunity to ride a Case IH Titan™ 4520 Floater, manufactured in the Benson facility.

“We were honored to again host Chairman Peterson today in Benson,” said Kim Heiden, Plant Manager. “We look forward to continuing our work with the Chairman to provide and create great jobs for Minnesota like the more than 400 here at our Benson plant.”

Following the plant tour, Chairman Peterson had the opportunity to speak with CNH employees at the Benson plant about a variety of issues including the Ag industry, exports, and manufacturing jobs in the US.

“We look forward to our continuing dialogue with the Chairman to support President Obama’s goal of doubling US exports in the next five years,” said Joseph Samora, Senior Vice President, CNH. CNH exported more than one third of its production from its Benson plant in 2009.

Congressman Peterson has represented Minnesota’s 7th Congressional District since 1991 and has chaired the House Committee on Agriculture since 2007.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com